UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Receipt of Regulatory Clearance in Australia to Initiate Phase 2b Trial of EVX-01 in Combination with KEYTRUDA® for the Treatment of Melanoma

On January 18, 2022, Evaxion Biotech A/S issued a press release announcing that it had received regulatory clearance from the Australia Therapeutic Goods Administration to initiate a Phase 2b clinical trial of the Company’s lead product candidate EVX-01 in combination with Merck & Co., Inc.’s (known as MSD outside the United States and Canada) anti-PD-1 therapy KEYTRUDA® (pembrolizumab) for the treatment of melanoma.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in that certain registration statement on Form S-8 (File No. 333-255064) (including any prospectus forming a part of such registration statement) of Evaxion Biotech A/S ( the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Furnished as Exhibit 99.1 to this Report on Form 6-K is the Company’s Press Release dated January 18,2022, related to its receipt of regulatory clearance from the Australia Therapeutic Goods Administration to initiate a Phase 2b clinical trial of the Company’s lead product candidate EVX-01 in combination with Merck & Co., Inc.’s (known as MSD outside the United States and Canada) anti-PD-1 therapy KEYTRUDA® (pembrolizumab) for the treatment of melanoma.

Exhibit No.	Description

99.1	Press Release dated January 18, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: January 18, 2022	By:	/s/ Niels Iversen Møller.
Name: Niels Iversen Møller
Title: Chief Financial Officer